Exhibit 99.1

B COMMUNICATIONS LTD.

2 Dov Friedman Street
Ramat Gan 5250301, Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 13, 2020

Dear Shareholders:

In compliance with the Companies Law, 5759-1999 of the State of Israel and the regulations promulgated thereunder (the “Companies Law”), we cordially invite you to an Extraordinary General Meeting of Shareholders (the “Meeting”) of B Communications Ltd. (“BCOM” or the “Company”) to be held on Thursday, February 13, 2020, at 4:00 p.m. (Israel time), at the Company’s offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

The Meeting is being called for the following purposes:

(1) Approval of an amendment to the articles of association of the Company, in order to comply with the terms of the control permit applicable to the holdings of the Company in Bezeq - The Israeli Telecommunications Corp.; and

(2) Approval of the compensation terms of the new Chief Executive Officer of the Company, Mr. Tomer Raved.

Our board of directors unanimously recommends that you vote in favor of the above proposals, which will be described in the proxy statement that will be distributed to you together with this Notice of Extraordinary General Meeting of Shareholders.

Shareholders of record at the close of business on January 16, 2020, are entitled to vote at the Meeting.

The presence in person or by proxy of two or more shareholders possessing at least one-third of BCOM’s voting rights will constitute a quorum at the Meeting. In the absence of a quorum within one half-hour of the scheduled time for the Meeting, the Meeting will be adjourned for one week and will be held on February 20, 2020, at the same time and place. At such adjourned meeting, if a quorum is not present within the first half-hour designated for the meeting, the presence of any number of shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. The vote of all of BCOM’s shareholders is important regardless of whether they attend the Meeting. Accordingly, the Company asks all shareholders to participate and vote regardless of the number of ordinary shares they own.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the above proposals. The approval of Proposal 2 (the compensation terms of the new Chief Executive Officer, Mr. Raved) is also subject to satisfaction of one of the following, additional voting requirements:

●	the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are neither controlling shareholders nor have a conflict of interest in the approval of the proposal (referred to as a “personal interest” under the Companies Law) that are voted at the Meeting, excluding abstentions; or
●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

Whether or not you plan to attend, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading this Notice of Extraordinary General Meeting of Shareholders and the proxy statement for the Meeting, please mark, date, sign and mail the proxy card or voting instruction form as promptly as possible in the stamped envelope to be provided to you, or please follow the instructions for voting to be sent to you electronically. If mailing in your proxy to our transfer agent in the envelope to be enclosed or providing voting instructions via a physical voting instruction form, your vote must be received by noon, Eastern time, on February 12, 2020, to be validly included in the tally of ordinary shares voted at the Meeting. If you are a street holder (i.e., you hold your shares through a bank, broker or other nominee) and are voting online (at www.proxyvote.com) or (if permitted) via telephone, your vote must be received by 11:59 p.m. Eastern time on February 11, 2020. If sending in your proxy card directly to our registered office, it must be received at least six hours prior to the appointed time for the Meeting. Detailed voting instructions will be provided both in the proxy statement and on the proxy card or voting instruction form to be sent to you.

If you hold your shares on the Tel Aviv Stock Exchange, or TASE, via a TASE member, you may deliver or mail (via registered mail) your completed Hebrew written ballot by the applicable form of the Israel Securities Authority, or the ISA (available through our filings via the Israeli filing platform, MAGNA) to our offices— to our address set forth above, Attention: Itzik Tadmor, CFO— not less than six hours prior to the time scheduled for the Meeting. Please include a proof of ownership (ishur baalut) as of the record date, issued by that TASE member. Alternatively, you may vote your shares electronically via the ISA’s electronic voting system, up to six hours before the time fixed for the Meeting. You will receive instructions about electronic voting from the TASE member through which you hold your shares.

An electronic copy of the enclosed proxy materials will also be available for viewing at https://bcommunications.co.il/investor-relations. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on January 19, 2020, at the registered office of the Company, 2 Dov Friedman Street, Ramat Gan 5250301, Israel, from Sunday to Thursday (excluding Israeli holidays), 10:00 a.m. to 5:00 p.m. (Israel time). Our telephone number at our registered office is +972-3-924-0000.

Shareholders are permitted to express their position on the proposals to be voted on at the Meeting by submitting a written statement, through the Company, to the other shareholders (a “Position Statement”). Position Statements should be submitted to the Company at its registered offices, at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. Any Position Statement received will be furnished to the SEC in a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at http://www.sec.gov, and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted no later than February 3, 2020.

Sincerely,

Darren Glatt
Chairman of the Board

January 9, 2020

B COMMUNICATIONS LTD.

2 Dov Friedman Street
Ramat Gan 5250301, Israel

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 13, 2020

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of B Communications Ltd., which we refer to as BCOM or the Company, to be voted at an Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will take place at 4:00 p.m. (Israel time) on February 13, 2020, at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

Purpose of the Extraordinary General Meeting

At the Meeting, shareholders will be asked to vote upon the following proposals:

(1) Approval of an amendment to the articles of association of the Company, in order to comply with the terms of the control permit applicable to the holdings of the Company in Bezeq - The Israeli Telecommunications Corp.; and

(2) Approval of the compensation terms of the new Chief Executive Officer of the Company, Mr. Tomer Raved.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Board Recommendation

Our Board of Directors recommends a vote “FOR” each of the foregoing proposals to be addressed at the Meeting.

Quorum

On Tuesday, January 7, 2020, we had 116,316,563 ordinary shares issued and outstanding (not including 19,230 shares held by the Company as treasury stock). Each ordinary share outstanding as of the close of business on the record date— Thursday, January 16, 2020— is entitled to one vote upon each proposal to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least one-third (1/3) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week, to February 20, 2020 (at the same time and place). At such adjourned meeting, if a quorum is not present within half an hour from the time scheduled for the meeting, the presence of any number of shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits a proxy card for the Meeting, but does not vote on a particular proposal because that holder of record does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote tally on the proposals at the Meeting.

Vote Required for Approval of the Proposals

Under the Israeli Companies Law 5759-1999, or the Companies Law, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals at the Meeting. Because an abstention, as well as a broker non-vote, is not treated as a vote “FOR” or a vote “AGAINST” the proposal, it does not impact whether the requisite majority has been achieved for approval of any of the proposals.

In addition to the ordinary majority present and voting that is required for the approval of each proposal, the approval of Proposal 2 (the compensation terms of the new Chief Executive Officer, Mr. Raved) is also subject to satisfaction of one of the following, additional voting requirements:

●	the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to in the Israeli Companies Law, 5759-1999, or the Companies Law, as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or
●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in our Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company). For these purposes, a shareholder is deemed to be a controlling shareholder if it possesses, by itself or together with others, one-half or more of any one of the “means of control” of the company. “Means of control” is defined as either (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors or the chief executive officer of the company.

A “personal interest” of a shareholder under the Companies Law (i) includes an interest of any members of the shareholder’s (or the shareholder’s spouse’s) immediate family (or spouses of such family members) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company. In determining whether a vote cast by proxy is disinterested, a “personal interest” of a proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Under Proposal 2, a controlling shareholder and a shareholder that has a conflict of interest are qualified to participate in the vote on the approval of the relevant proposal. However, the vote of a controlling or conflicted shareholder will not then be counted for or against the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

For Proposal 2, a shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a conflict of interest in the approval of the proposal, and failure to do so disqualifies the shareholder from participating in the vote on that proposal. In order to confirm that you lack a conflict of interest the approval of each such proposal, and to therefore be counted towards or against the special majority required for the approval of the proposal, you must check the box “FOR” Item 2A on the accompanying proxy card or voting instruction form when you record your vote on Proposal 2. If you do not check the box “FOR” Item 2A, your vote will not be counted towards the determination as to whether a special majority has been achieved for the approval of Proposal 2.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against the approval of Proposal 2, you should check the box “AGAINST” Item 2A on the enclosed proxy card or voting instruction form when you record your vote or voting instructions on Proposal 2. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 2, but will not be counted towards the special majority required for that approval.

As of the date of this proxy statement, we believe that Searchlight Capital Partners II GP (Cayman), Ltd. and certain affiliated entities, collectively referred to as Searchlight Capital Partners, together with T.N.R. Investments Ltd., hold in the aggregate an approximate 71.6% beneficial ownership interest in our outstanding ordinary shares and should therefore be deemed controlling shareholders under the Companies Law for purposes of the vote on Proposal 2 at the Meeting. Consequently, their votes will not be counted towards or against the special majority required for the approval of that proposal.

If you provide specific instructions (i.e., mark boxes), your shares will be voted as you instruct. If you are a shareholder of record and sign and return your proxy card without giving specific instructions, your shares will generally be voted in accordance with the recommendations of our Board. For Proposal 2, if you do not mark any boxes (including the box “FOR” or “AGAINST” Item 2A that confirms that you lack or possess (as applicable) a conflict of interest concerning Proposal 2) on the proxy card, your shares will not be voted on that proposal. The proxy holders will vote in their discretion on any other matters that properly come before the Meeting. If you are a shareholder of record and do not return your proxy card, your shares will not be voted.

If you hold shares beneficially in “street name” (whether on NASDAQ or on the Tel Aviv Stock Exchange) and do not return the voting instruction form or proxy card (and do not otherwise vote online), your broker will be unable to vote your shares on any of the proposals at the Meeting, as none of the proposals would be deemed a routine matter for which a broker could exercise voting discretion.

Each ordinary share entitles the holder to one vote, except as otherwise described below. Our Articles of Association require each shareholder that wishes to participate in the Meeting to certify to us prior to the vote, or if the shareholder is voting by proxy or voting instruction form, on the proxy card or voting instruction form, as to whether or not his, her or its holdings in the Company, or his, her or its vote, requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, or the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order). If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the Meeting and such shareholder’s vote will not be counted for quorum purposes.

Under our Articles of Association, if a shareholder has “Exceptional Holdings,” he, she or it will not be entitled to vote his, her or its shares at the Meeting. “Exceptional Holdings” are defined in the Communications Order and our Articles of Association, and generally refer to the acquisition of control, means of control or significant influence without the approval required by the Communications Law or the Communications Order. “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager (i.e., CEO) of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation. “Significant influence” means the ability to significantly influence the activity of a company, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that company or in another company, including ability derived from the company’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the company. In this context, holding 25% of the means of control of a company is presumed to confer significant influence.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form (which voting instruction form may be submitted electronically (online) as well).

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our investor relations website at https://bcommunications.co.il/investor-relations, and may complete and sign that proxy card (also printing on the proxy card the name of the record shareholder holding your ordinary shares) and return it to our investor relations manager, Yuval Snir, via e-mail to yuval@bcomm.co.il. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel at least six hours prior to the Meeting on Thursday, February 13, 2020, or our registrar and transfer agent receives it in the enclosed envelope not later than noon, Eastern time, on Wednesday, February 12, 2020.

Holders in “Street Name”

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may utilize the control number appearing on their voting instruction form to submit their voting instructions to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com) or via telephone, if so indicated on their voting instruction form. If mailing in your physical voting instruction form, your vote must be received by noon, Eastern time, on Wednesday, February 12, 2020 to be validly included in the tally of ordinary shares voted at the Meeting. If you provide your voting instructions online (at www.proxyvote.com) or via telephone, your vote must be received by 11:59 p.m. Eastern time on Tuesday, February 11, 2020. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement that shows that you own your shares as of the record date for the Meeting (January 16, 2020).

If you are a beneficial owner of shares and do not specify how you want to vote on the proposal on your voting instruction form, your broker will generally not be permitted to instruct its agent to cast a vote with respect to that proposal. That is commonly referred to as a “broker non-vote.” Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. None of the items on the Meeting agenda will be considered routine.

Holders on the Tel Aviv Stock Exchange

If your ordinary shares are held through a member of the Tel Aviv Stock Exchange, or the TASE, you should deliver or mail (via registered mail) your completed Hebrew written ballot by the applicable form of the Israel Securities Authority, or the ISA (available through our filings via the Israeli filing platform, MAGNA) to our offices not less than 4 hours prior to the time scheduled for the Meeting, at the address set forth above, Attention: Itzik Tadmor, CFO, together with a proof of ownership (ishur baalut), as of the record date, issued by that member of the TASE.

Shareholders whose shares are held through members of the TASE may also vote their shares electronically via the electronic voting system of the ISA, which vote shall be cast no later than six hours before the Meeting time (i.e., by 10 am, Israel time, on Thursday, February 13, 2020). You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on Thursday, January 16, 2020. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Thursday, January 16, 2020.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In that case, these proxy materials are being sent directly to you. As a shareholder of record, you have the right to send in your voting proxy either in the enclosed envelope to our transfer agent, or directly to our investor relations manager, Yuval Snir (as described under “How You Can Vote” above). In the alternative, you may vote in person at the Meeting.

Revocation of a Proxy or Voting Instructions

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Beneficial shareholders holding their shares in street name should contact their brokers, banks or other nominees (including TASE members, for those shareholders holding their ordinary shares on the TASE) for information as to how to revoke their voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about January 21, 2020. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by the Company’s transfer agent or otherwise, and the outcome of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, https://bcommunications.co.il/investor-relations. The contents of that website are not a part of this Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of January 7, 2020 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially 5% or more of our ordinary shares, (ii) our directors and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Ownership(2)
Major Shareholders
Searchlight Capital Partners II GP (Cayman), Ltd. and affiliated entities(3)	69,994,038		60.2%
T.N.R. Investments Ltd.(4)	13,248,905	(5)	11.4%
Internet Gold-Golden Lines Ltd.(6)	8,383,234		7.2%
Directors
Darren Glatt	—		—
Phil Bacal	—		—
Ran Fuhrer	—		—
Stephen Joseph	—		—
Tomer Raved	—		—
Shlomo Zohar	—		—
Michael Klahr	—		—
Efrat Makov	—		—
Debbie Saperia	—		—
All directors and executive officers as a group (9 persons)	—		(*)

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the US Securities and Exchange Commission, or SEC, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 116,316,563 ordinary shares issued and outstanding as of January 7, 2020 (not including 19,230 shares held by BCOM as treasury stock).

(3)	The information presented herein is based on a Beneficial Ownership Statement on Schedule 13D, filed by this shareholder with the SEC on December 9, 2019. Based on that Schedule 13D, Searchlight II BZQ, L.P., a Cayman Islands limited partnership, is the record holder of the subject ordinary shares. Searchlight Capital Partners II GP (Cayman), Ltd., or Searchlight Capital Partners, is the managing member of Searchlight Capital Partners II GP, LLC, which is the general partner of Searchlight Capital Partners II GP, L.P., which is the general partner of each of SC II BZQ, L.P. and SC II PV BZQ, L.P., which are the shareholders of Searchlight BZQ GP, which is the general partner of Searchlight II BZQ, L.P. There are three managers of Searchlight Capital Partners. Those managers directly or indirectly control the investment and voting decisions with respect to the subject ordinary shares. The address of the principal office of these shareholders is c/o Searchlight Capital Partners, L.P., 745 5th Avenue— 27th Floor, New York, NY 10151, Attention: Nadir Nurmohamed.

(4)	The information presented herein is based on a Beneficial Ownership Statement on Schedule 13D, filed by this shareholder with the SEC on December 9, 2019. Based on that Schedule 13D, T.N.R. Investments Ltd., or TNR, holds the subject ordinary shares. Mr. David Fuhrer and his wife Mrs. Michal Fuhrer own the shares of TNR in equal parts. Mr. Ran Fuhrer, David’s and Michal’s son, serves as a member of the board of directors of the Company but does not possess voting or investment authority with respect to the subject ordinary shares. The address of TNR’s principal office is 6 Hashiloach, Petach-Tikva, 4951439, Israel.

(5)	In addition to these ordinary shares held by TNR, T.N.R Real Estate Ltd., an affiliate of TNR, holds an additional 2,546,320 shares of Bezeq, which is an approximate 26.3% subsidiary of BCOM.

(6)	The information presented herein is based on Amendment No. 9 to the Beneficial Ownership Statement on Schedule 13D filed by this shareholder with the SEC on December 10, 2019. Based on that Schedule 13D amendment, Internet Gold-Golden Lines Ltd., or Internet Gold, is the record holder of the subject ordinary shares. Eurocom Communications Ltd., or Eurocom Communications, was previously the controlling shareholder of Internet Gold. On April 22, 2018, the Tel Aviv District Court issued a liquidation order for Eurocom Communications, effective May 3, 2018. According to the order, attorneys Pinchas Rubin, Amnon Lorch and Uri Gaon were appointed as special managers of Eurocom Communications. Pursuant to a Tel Aviv District Court decision and the approval of the Israeli Ministry of Communications, Mr. Shaul Elovitch, Mr. Yossef Elovitch Eurocom Holdings (1979) Ltd. no longer hold an interest in Eurocom Communications. The address of this shareholder is 65 Yigal Alon, Tel Aviv 6744316, Israel.

Cautionary Statement Concerning Forward-Looking Statements

This Proxy Statement may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition, results of operations or executives. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. For a list of the significant uncertainties and other factors affecting forward-looking statements, please see the “Risk Factors” section that appears in our annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on May 15, 2019, and in other documents that we file with, or furnish to, the SEC from time to time.

PROPOSAL 1:

Approval of Articles Amendment Related to control permit for holdings in Bezeq

Background

Our Board of Directors believes that it is in our company’s best interest to amend certain provisions of our Articles of Association in order to comply with the control permit issued to us by the Prime Minister of Israel and Israeli Minister of Communications in connection with our acquisition of the controlling interest in Bezeq, Israel’s largest telecommunications provider.

On April 14, 2010, we completed the acquisition of 30.4% of Bezeq’s outstanding shares and became the controlling shareholder of Bezeq. We currently hold approximately 26.3% of Bezeq’s outstanding shares. Following our acquisition of the controlling interest in Bezeq, we and our shareholders are required to comply with the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order, and regulations promulgated by the Ministry of Communications. An English translation of the full text of the Communications Order and an English translation of the pertinent provisions of the Communications Law may be viewed on our website at https://bcommunications.co.il. The content of our website does not form part of the proxy solicitation material. In accordance with the Communications Order, our acquisition of the controlling interest in Bezeq was subject to the prior written consent of the Prime Minister of Israel and the Israeli Minister of Communications.

In connection with our acquisition of the controlling interest in Bezeq we were granted a control permit by the Prime Minister of Israel and Israeli Minister of Communications. In June 2010, our Board of Directors recommended, and our shareholders approved, certain amendments to our Articles of Association (which were described in Appendix A to the proxy statement for our extraordinary general meeting of shareholders, which was attached as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K, which we furnished to the SEC on May 20, 2010).

Upon the acquisition of a controlling interest in our company by Searchlight Capital Partners and T.N.R. Investments Ltd. in 2019, we were issued a new control permit for our holdings in Bezeq, which required us to adopt further amendments to our Articles of Association in order to remain compliant with the requirements of our new control permit. Our Board of Directors has resolved, subject to shareholder approval, to amend our Articles of Association in the manner set forth in Appendix A to this Proxy Statement. The proposed additions to the Articles of Association are underlined. Under the control permit, our failure to adopt the proposed amendment would constitute grounds for cancellation of the control permit.

The substantive additions that are reflected in the proposed amendment are as follows:

●	Article 1 would be amended to add a definition for any control permit issued by the Israeli Minister of Communications to a shareholder of ours in connection with the control over our company.

●	Article 44 would be amended to add a new paragraph (e) that provides that no Joint Appointment (as defined in the Communications Order) may be made without the prior written approval of the Ministers (i.e.., the Israeli Prime Minister and Israeli Minister of Communications), and any such Joint Appointment that is not approved by the Ministers will be null and void.

●	Article 44, paragraph (g), which describes our shareholders’ obligation to comply with Israeli regulatory requirements that are applicable to us, would be amended to include a reference to the control permit (to the extent relevant) issued by the Communications Minister to a shareholder of ours.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 1 at the Meeting:

“RESOLVED, that the amendments to the Articles of Association of the Company set forth in Appendix A to the Proxy Statement for the Extraordinary General Meeting of Shareholders held on February 13, 2020, be, and the same hereby are, approved.”

Required Vote

The approval of the amendments to our Articles of Association pursuant to this Proposal 1 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to the proposal (excluding abstentions and broker non-votes).

 Board Recommendation

The Board of Directors recommends a vote FOR the foregoing resolution approving the amendments to our Articles of Association that are directed towards compliance with our control permit.

PROPOSAL 2:

Approval of compensation terms of New CEO

Background

Under the Companies Law, any public Israeli company that seeks to approve the terms of compensation of its chief executive officer, or CEO, is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

On January 9, 2020, Mr. Tomer Raved was appointed by our Board of Directors to replace Mr. Ami Barlev as our CEO. Mr. Barlev had served as CEO during the last year. Mr. Raved was also concurrently appointed to serve on our Board of Directors.

Based on his leadership experience in our industry, Mr. Raved is expected to be instrumental towards our Company’s operational success. As we reported previously, Mr. Raved brings a decade of financial and business experience, having worked closely with some of the world’s largest telecom and media conglomerates. Mr. Raved is an experienced investment banker and a former M&A lawyer. In the past decade, Tomer has advised telecom, media and tech companies on M&A and capital raises and has completed transactions valued at over $300 billion, in the aggregate, with US and Israeli clients, such as Verizon, AT&T, Disney, IBM, KKR, Apollo and many others. Tomer joins the Company from RBC Investment Bank, where he was a Director and a Vice President since 2016. Previously, Tomer was an Associate Director at UBS Investment Bank. Tomer has an MBA with specialization in Finance and Accounting from NYU Stern School of Business, as well as an L.L.B in Law and a B.A. in Economics from Tel-Aviv University. He recently relocated back to Israel from New York with his wife and two children.

In light of Mr. Raved’s background and achievements and his expected contributions to our operational success, our Compensation Committee and Board have approved our entry into an employment agreement with him that contains various employment terms, and have recommended that our shareholders approve, at the Meeting, the package of one-time and ongoing compensation reflected in the employment agreement.

In approving these compensatory measures (which are described below), the Compensation Committee and the Board considered the objectives enumerated in our current Officers’ Compensation Policy, or the Compensation Policy, which was adopted by our shareholders on May 2, 2019. While the Compensation Committee and the Board have determined that the proposed one-time and ongoing compensation package goes beyond what is provided for under the current Compensation Policy, they nevertheless believe that given the dramatic positive change in our financial condition since the adoption of the Compensation Policy, the package is fitting for the CEO of our company in its current state, in light of Mr. Raved’s experience level and credentials. The Compensation Committee and the Board noted, in their deliberations concerning the proposed compensation terms, that when we adopted the current Compensation Policy in May 2019, we had a substantially worse balance sheet, reflecting significantly more outstanding indebtedness, and therefore a more limited financial capacity to compensate our executive officers. The closing of the transactions involving the Company, Internet Gold, Searchlight Capital Partners and TNR on December 2, 2019, infused a significant amount of cash into the Company, including a direct investment of NIS 260 million by Searchlight Capital Partners in the Company and an aggregate NIS 345 million investment by Internet Gold (including consideration paid by Searchlight Capital Partners to Internet Gold for its BCOM shares) into the Company, in consideration for our issuance of newly issued shares and debentures. The funds that we received in those transactions were used in part for our final payment in respect of our Series B Debentures as well as substantial payments (amounting to NIS 614 million) in respect of our obligations under our existing Series C Debentures, plus accrued and unpaid interest thereon. In light of the significant improvement of our financial condition, the Compensation Committee and the Board believe that it is important for the Company to provide a fitting compensation package to Mr. Raved— a high-caliber CEO appointee— to ensure that he performs accordingly. The Compensation Committee and the Board therefore concluded that the proposed compensation package is reasonable.

In reaching its conclusion, the Compensation Committee and the Board were advised by Prof. Moshe Zviran, a compensation consultant who advises other Israeli public companies, who considered the various compensation elements and the compensation package as a whole.

The material terms of the proposed compensation package to which Mr. Tomer Raved would be entitled under his employment agreement consist of the following:

1.	Monthly Base Salary: NIS 94,330, which we refer to as the Salary. The Salary will amount to a monthly cost to the Company of NIS 116,666, after taking into account contributions by the Company with respect to a study fund (referred to as Keren Hishtalmut), pension fund, and recuperation pay (D’mei Havra’a), as well as mandatory employer payments for National Insurance (Bituach Leumi).

2.	Director Fees: As part of his role as CEO of the Company, Mr. Raved will also serve as a member of the board of directors of the Company, and, subject to the approval of this Proposal 2, will be entitled to director fees in that role. Mr. Raved will receive the fees paid to a director classified as possessing financial expertise— i.e., annual fees of NIS 90,000 (approximately $24,000) and per-meeting attendance fees of NIS 3,300 (approximately $880). The meeting fees will be reduced to 60% of the fee per meeting for participation in a meeting via remote communication, and 50% of the fee per meeting for the adoption of resolutions via written consent in lieu of attendance at a meeting. Those fees will be paid based on the “Fixed” fees set forth in regulations promulgated under the Companies Law. Mr. Raved will also be entitled to indemnification, exemption and D&O insurance, consistent with the compensation paid to our other directors.

3.	Notice and Severance Pay: In the event that we terminate Mr. Raved’s employment (other than for cause, in which case there would be no notice period and no related compensation for Mr. Raved), he will generally be entitled to a six-month notice period (during which he would receive usual compensation under his employment agreement). However, if the notice of termination is delivered by us (i) at any time during the initial 18-month period of employment, Mr. Raved will be entitled to a 12-month notice period, and (ii) during the period between 18 and 24 months following the start of employment, the notice period will end on the 30-month anniversary of the start of employment. Mr. Raved himself can terminate his employment at any time upon 30 days prior written notice.

4.	Equity Compensation:

One-Time Grant of Options:

Mr. Raved will be entitled to a one-time grant of options to purchase up to 2,677,362 of our ordinary shares, representing as of the date of the employment agreement, 2.25% of the issued and outstanding share capital of the Company, subject to any dilution, in accordance with BCOM’s share incentive plan, divided among the following groups:

(i) options to purchase 892,454 shares of the Company, with an exercise price of NIS 15.96 per shares, or Group I Options;

(ii) options to purchase 892,454 shares of the Company, with an exercise price of NIS 25.54 per share, or Group II Options; and

(iii) options to purchase 892,454 shares of the Company, with an exercise price of NIS 31.92 per share, or Group III Options.

The number of options will be adjusted for any dividends, stock splits, stock dividends or similar changes to our capital structure.

Vesting Schedule for Initial, One-Time Grant of Options:

Subject to Mr. Raved’s continued employment as our CEO, the options will vest in three equal annual installments for so long as Mr. Raved is employed as CEO, commencing with the first anniversary of the start of his employment, with 1/3 of each of the Group I Options, the Group II Options and the Group III Options vesting on each such anniversary date. All options will vest immediately and become exercisable upon a change of control (as defined in the employment agreement).

Condition for Exercise of Options:

Irrespective of the above-vesting schedule, Mr. Raved may not exercise any options prior to the occurrence of a change of control, and following a change of control he may only exercise options to the extent that he is permitted to sell the underlying option shares, as set forth below.

Mr. Raved will only be permitted to sell underlying shares once the persons named in the Control Permit issued by the Israeli Ministry of Communications on November 11, 2019, or the Control Group, has sold a majority of the total number of shares held by the Control Group as of the current time (after adjustments for any stock splits, stock dividends or similar changes to the capital structure of the Company). Mr. Raved’s sales of underlying shares are furthermore subject to the following limitations:

a.	After the Control Group has sold more than 50% of its initial shares in the Company and until it has sold more than 80% of its initial shares, and provided that Mr. Raved has neither resigned as CEO nor been terminated for cause, he may sell underlying shares, provided that (i) he may not sell underlying shares constituting a higher percentage of the total number of shares underlying options granted to him than the percentage of shares sold already by the Control Group of their initial holdings, and (ii) he may only sell shares either (x) pursuant to an exercise of tag-along rights granted to him by the Control Group or (y) by way of a registered public offering of shares conducted pursuant to a registration statement filed by us with the SEC (other than pursuant to registrations on Form F-4 or Form S-8 or any similar successor forms thereto) or a prospectus filed by the Company with the ISA, but without any right to demand that the Company file any such registration statement or prospectus. We have undertaken to include Mr. Raved’s shares in any such registration statement or prospectus on a pro rata basis; and

b.	After the Control Group has sold more than 80% of its initial shares in the Company, Mr. Raved may sell underlying shares, provided that he may not sell underlying shares constituting a higher percentage of the total number of shares underlying options granted to him than the percentage of shares sold already by the Control Group of their initial holdings.

Our Board of Directors may accelerate the vesting and/or exercise schedule or change any of the limitations for Mr. Raved’s options, in whole or in part.

Beyond the above limitations, Mr. Raved’s options will terminate upon any exercise by him that causes the average exercise value per share (as described in his employment agreement) to exceed a certain level.

5.	Additional Customary Employment Terms:

In addition to the foregoing compensation, Mr. Raved will also be entitled to various customary compensatory elements for the CEO of a company of our size and nature, including: pension, severance and study fund contributions (Company contributions in amounts equal to 6.5%, 8.33% and 7.5%, respectively, of base salary, up to the tax-exempt ceiling in the case of study fund contributions); vacation; disability pay; sick pay; use of, and monthly costs (subject to a customary ceiling) associated with, an automobile; annual vacation; D&O liability insurance, including for a seven-year period following service as an officer; cell phone usage and costs; and reimbursement for business expenses incurred, in accordance with BCOM’s policy in effect from time to time.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the proposed compensation terms for our new Chief Executive Officer, Mr. Tomer Raved, as described in Proposal 2 of the Proxy Statement for the Extraordinary General Meeting of Shareholders held on February 13, 2020, be, and the same hereby are, approved in all respects.”

Required Vote

The vote required for the approval of our new CEO’s compensation terms pursuant to Proposal 2 is the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the Meeting and voting on that proposal (excluding abstentions and broker non-votes).

In addition, under the Companies Law, the approval of the compensation terms of our new CEO requires that either of the following two voting conditions be met:

●	the majority voted in favor of the compensation terms must include a majority of the shares held by shareholders who are not controlling shareholders and do not have a conflict of interest (which is referred to under the Companies Law as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the compensation terms must not exceed 2% of the aggregate voting power in the Company.

Please see “Vote Required for Approval of the Proposals” above in this Supplemental Proxy Statement for an explanation as to what constitutes a controlling shareholder and a conflict of interest/personal interest with respect to your vote on this proposal.

A shareholder must inform us before the vote (or if voting by proxy or voting instruction form, indicate via a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of this proposal, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards or against the special majority required for approval of this proposal), check the box “FOR” Item 2A on the accompanying proxy card or voting instruction form when you record your vote on Proposal 2. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 2, you should instead check the box “AGAINST” on Item 2A on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards determining whether an ordinary majority has been received in favor or against this proposal, but will not be counted towards determining whether a special majority has been achieved for approval of this proposal.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the proposed compensation terms for our new Chief Executive Officer, Mr. Tomer Raved.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth herein and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying amended proxy card to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

The Company’s annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on May 15, 2019, is available for viewing and downloading on the SEC’s website at www.sec.gov, as well as under the Investor Relations section of the Company’s website at https://bcommunications.co.il/investor-relations.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

Darren Glatt
Chairman of the Board

Ramat Gan, Israel

Date: January 9, 2020

Appendix A

Amended Articles

B Communications Ltd.

Articles of Association of a Public Company

INDEX

1.	Interpretation

2.	Company purposes

3.	Limitation of liability

4.	Articles of Association

5.	Share capital

6.	Recapitalization; change in rights

7.	Ownership of shares

8.	Share certificates

9.	Transfer and transmission of shares

10.	Rights attached to shares

11.	Corporate bodies of the Company

12.	The general meeting and its powers

13.	Annual general meetings

14.	Extraordinary meetings

15.	Notices of general meeting

16.	Proceedings at the general meeting

17.	Chairman of the general meeting

18.	Voting at the general meeting

19.	Resolutions at the general meeting

20.	Number and appointment of directors

21.	Remuneration of directors

22.	Powers of the board of directors

23.	Chairman of the board of directors

24.	Convening the board of directors

25.	Meeting of the board of directors

26.	Voting at the board of directors

27.	Committees of the board of directors

28.	Audit committee

29.	General manager

30.	Officers of the company

31.	Liability insurance, indemnification and exemption

32.	Internal auditor and auditor

33.	Distribution, dividend distribution and bonus shares

34.	Calls of shares

35.	Forfeiture

36.	Register of Shareholders

37.	Register of substantial shareholders and additional register of shareholders outside Israel

38.	Stamp, seal and signature rights

39.	Accounts

40.	Charitable contributions

41.	Minutes

42.	Notices

43.	Liquidation

44.	Exceptional Holdings; Compliance with the Communications Order

Public Company Limited by Shares

Companies Law, 5759-1999

Articles of Association

B Communications Ltd.

1.	Interpretation

Unless the context otherwise requires, in these Articles the following terms shall have the meaning ascribed to them below:

“These Articles” or “the Articles”	Shall mean these Articles of Association as set forth herein or as amended by the shareholders from time to time;

"Administrative Proceeding"	A proceeding instituted pursuant to (a) Chapter H3 of the Securities Law, “Imposition of Monetary Sanctions by the Securities Authority”; (b) Chapter H4 of the Securities Law, “Imposition of Administrative Enforcement Sanctions by the Enforcement Committee”; (c) Chapter I1 of the Securities Law, “Arrangement for the Avoidance of Proceedings or Termination of Proceedings, which is Subject to Conditions”; or (d) Chapter I4(d) of the Companies Law;

The “Company”	Shall mean B Communications Ltd.;

The “Board of Directors”	Shall mean the Board of Directors of the Company, appointed in accordance with the provisions of these Articles;

The “Companies Law” or the “Law”	The Companies Law 5759-1999, as amended from time to time;

The "Communications Law" -	The Israeli Communications Law (Telecommunications and Broadcasting), 1982;

The "Communications Order"	The Israeli Communications Order (Telecommunication and Broadcasting) (Determination of Essential Service Provided by "BEZEQ" - the Israel Telecommunication Corp., Limited), 5757-1997, issued by the Israeli Minister of Communications, as amended from time to time;

The "Control Permit"	Any control permit issued by the Communication Minister of the State of Israel in connection with the control over the Company;

The “Securities Law”	Shall mean the Securities Law, 5728-1968, as amended from time to time;

The “Office”	Shall mean the office of the Company, as registered from time to time;

The “Shareholders Register”	Shall mean the shareholders register that should be maintained in accordance with the Law and the provisions of these Articles;

“Writing”	Shall mean print, photocopy, telegram, telex, facsimile, email and any other form of writing, creation or imprint of words in a visible form;

“Ordinary Resolution”	A resolution adopted at a general meeting (whether annual or extraordinary) by a majority of the voters (without taking into account abstentions);

"Bezeq" “Exceptional Holdings (or	"Bezeq" the Israeli Telecommunications Corporation Ltd.;

Excess Holdings)” (Hakhzakot Khorgot)	Shall have the meaning assigned to such term in the Communications Order, for so long as the Communications Order applies to the Company;

“Means of Control”	Any of the following: (1) the right to vote at a General Meeting of the Company; (2) the right to appoint a Director or General Manager of the Company; (3) the right to participate in the profits of the Company; or (4) the right to a share of the remaining assets of the Company after payment of its debts upon liquidation;

The "Ministers"-	Shall have the meaning assigned to such term in the Communications Order;

"Principal Shareholder" -	A Person holding, directly or indirectly, 5% or more of the issued share capital of the Company.

"Joint Appointment" (Minui Meshutaf)	Shall have the meaning assigned to such term in the Communications Order, for so long as the Communications Order applies to the Company.

Unless the context otherwise requires and subject to the provisions of this Article, terms defined in the Companies Law shall have the meaning ascribed to them therein; words and expressions importing the singular shall include the plural and vice versa; words and expressions importing the masculine gender shall include the feminine gender; and words referring to individuals shall include corporate entities.

2.	Company Purposes

The Company may engage in any lawful activity.

3.	Limitation of Liability

(a)	The liability of a shareholder of the Company shall be limited to the amount due by such holder in respect of his shares, and in any event no less than the nominal value of each of such holder’s shares.

(b)	In the event that the Company issues shares for a consideration lower than their nominal value, as stipulated in Section 304 of the Law (the “Reduced Consideration”), the holder of such shares shall only be liable for payment of the Reduced Consideration with respect to shares issued to him as mentioned above.

4.	Articles of Association

(a)	The Company may amend the Articles by an Ordinary Resolution at the general meeting of the Company, subject to Article 20(l).

(b)	Any amendment of the Articles abrogating the rights of any particular class of shares shall require consent of the meeting of shareholders of such class. Notwithstanding the provisions of this section, an alteration of the Articles requiring a shareholder to purchase further shares or to increase the scope of his liability shall not bind the shareholder without his consent.

5.	Share Capital

(a)	The registered share capital of the Company is NIS 5,000,000, divided into 50,000,000 ordinary shares, nominal value NIS 0.1 each (the “Shares” or “Ordinary Shares”).

(b)	All Ordinary Shares rank pari passu with one another for all intents and purposes, and each Ordinary Share confers upon its holder the following rights:

[1]	The right to be invited to and participate in the general meetings of shareholders of the Company, and the right to one vote with respect to every Ordinary Share at each general meeting of the Company in which the holder participates;

[2]	The right to receive dividends and bonus shares if and when distributed, pro rata to the nominal value of the Shares, and regardless of any premium paid with respect thereto;

[3]	The right to participate in the distribution of the Company’s assets after liquidation, according to such holder’s pro rata holding out of the Company’s issued and outstanding share capital;

(c)	Notwithstanding the above, the Company may create shares of different classes as provided in these Articles and in accordance with the law.

6.	Recapitalization; Change in Rights

(a)	The general meeting of shareholders of the Company may, by an Ordinary Resolution, and subject to the provisions of Section 46B of the Securities Law and subject to any other applicable law:

[1]	Increase its share capital by an amount as may be resolved, by the creation of new shares, under the terms and which will confer the rights as may be resolved. Such a resolution may be adopted regardless of whether all the existing shares have been issued or resolved to have been issued.

Unless otherwise resolved in the resolution of the general meeting to increase the share capital, any new share capital shall be deemed part of the Company’s original share capital and shall be subject to the same Articles with regard to calls on shares, liens, transfer, ownership, forfeiture or any other provisions governing the original share capital;

[2]	To consolidate any or all of the share capital of the Company and to divide it into shares of larger nominal value, and if the Shares have no nominal value – into a smaller number of Shares, provided however that this does not alter the proportion of the holdings of issued share capital;

[3]	To divide any or all of the share capital of the Company into Shares of smaller nominal value, and if the Shares have no nominal value – into a smaller number of Shares, provided however that this does not alter the proportion of the holdings of issued share capital;

[4]	Change, cancel, convert, extend, add to or otherwise alter the rights, preferences, privileges, restrictions and provisions, whether attached at such time to Company Shares or not;

[5]	Cancel unissued registered share capital, provided that there is no obligation by the Company, including a conditional obligation, to issue any of these Shares;

[6]	To reduce the share capital in the manner, under the terms and subject to the authorizations as required by the Law;

(b)	The creation or issuance of additional Shares of the same class shall not be deemed an abrogation or change of the rights of such particular class of Shares, except as provided in the terms of issuance of such Shares.

(c)	Any amendment, conversion, cancellation, expansion, addition to or other change in the rights, preferences, privileges, restrictions or provisions attached to any particular class of shares issued to shareholders of the Company, shall require the written consent of holders of all issued shares of such particular class, or authorization by an Ordinary Resolution adopted at an Extraordinary Meeting of such class.

(d)	The provisions of these Articles relating to general meetings shall, mutatis mutandis, apply to any general meeting of the holders of a particular class of shares.

(e)	In order to effectuate any such resolution, the Board of Directors may settle any difficulty that may arise, at its discretion. Without derogating from the powers of the Board of Directors as mentioned above, in the event that a capital consolidation creates fractional shares, the Board of Directors may:

[1]	Sell all the fractional shares, and for this purpose appoint a trustee in whose name the share certificates with respect to such fractional shares shall be issued and who will sell these shares, and the proceeds of the sale, less commission and expenses, shall be divided among the entitled shareholders;

[2]	To issue to each shareholder who would have, after the consolidation, been entitled to a fractional share, paid-up shares of the class that such holder had prior to the consolidation, in such number that together with the fractional share, will create one whole share, and such issuance shall be deemed to have been effected immediately prior to the consolidation;

[3]	To determine that the shareholders shall not be entitled to receive a consolidated share with respect to a fractional consolidated share arising from the consolidation of half (or less) the number of shares whose consolidation creates one whole consolidated share, and that they shall be entitled to receive a consolidated share with respect to a fractional consolidated share arising from the consolidation of more than half of the number of shares whose consolidation creates one whole consolidated share;

[4]	In the event that action in accordance with Sections (2) or (3) above requires the issuance of additional shares, the payment with respect to such shares shall be effected in the same manner as the payment of bonus shares. Consolidation and subdivision as stated above shall not be deemed alteration of the rights attached to the consolidated or subdivided shares.

(f)	In the event of consolidation of shares into shares of greater nominal value, the Board of Directors may determine arrangements in order to settle any difficulty that may arise in connection with such consolidation, and in particular may determine which shares shall be consolidated into any particular share, and in the event of consolidation of shares that are owned by several holders, the Board of Directors may determine the arrangements for the sale of the consolidated share, the method of sale and the method in which the net proceeds shall be divided, and to appoint a person who will effect the transfer, and any action carried out by such person shall have full force and effect and may not be challenged.

(g)	The Board of Directors shall be responsible for the securities of the Company and may issue or grant such securities at its discretion, subject to the law and the provisions of these Articles. The Board of Directors may:

[1]	Issue or grant shares and other securities, convertible or exercisable into shares, up to the Company’s registered share capital, including the issuance (or otherwise handle them) for cash or non-cash consideration, subject to such conditions and terms, and whether at a premium, nominal value or discount, and at such dates as the Board of Directors may see fit;

[2]	Resolve to issue a series of debentures, as part of the power of the Board of Directors to take loans on behalf of the Company, and up to the limit of such power;

(h)	Unless the Company otherwise resolves in an Ordinary Resolution, in the event that a private placement is offered to a shareholder of the Company, there is no obligation to make a similar offer to all other shareholders of the Company. The Board of Directors may offer securities of the Company to any person at its discretion, whether or not any or all of the Offerees are holders of securities of the Company, and all in accordance with the provisions of the law, these Articles and the agreements by which the Company is bound at the time of such issuance.

(i)	Upon issuance of shares, the Board of Directors may designate different terms for different shareholders with respect to the consideration, the calls on shares and/or the dates of payment.

7.	Ownership of Shares

(a)	The Company shall be entitled to treat the person registered as the holder of any share, as the absolute owner thereof, and accordingly, shall not be bound to acknowledge any trust or other right, whether at law or in equity, of any other person to or in respect of such share, except subject to an order by a competent court or as otherwise required by law. The foregoing shall not apply to a nominee company, as defined by law.

(b)	In the event that the Company receives an application to be registered as a shareholder from a person who has shares registered to his name with a member of the stock exchange, and such shares are registered in the Register of Shareholders in the name of a nominee company, the Company shall register such person in the Register of Shareholders subject to all of the following conditions:

[1]	The applicant provided the Company with an undertaking from such stock exchange member to notify the Company of the applicant’s new holdings immediately upon performance of any action that alters his holdings in the relevant shares;

[2]	The applicant has provided the Company with a written undertaking to notify the Company of any such actions;

(c)	If two or more persons are registered together as holders of a share, each one of them shall be permitted to give receipts binding all the joint holders for dividends, shares, bonus shares, share certificates, debentures, warrants or other monies or rights received from the Company in connection with the share, even if such dividends, shares, bonus shares, share certificates, debentures, warrants or other monies or rights were delivered to another of the joint holders.

(d)	The Company may at any time pay commission to any person with respect to his conditional or unconditional signature or agreement sign on any share, debenture or series of debentures of the Company or with respect to his conditional or unconditional consent to cause any third party to sign any share, debenture or series of debentures of the Company, all in accordance with the provisions of the law.

(e)

[1]	The executors or administrators of a deceased shareholder, or in the absence of same, his entitled heirs, shall be the only persons recognized by the Company as having any title to or interest in the shares registered in the name of such holder.

[2]	In case of a share jointly registered to several holders, then, subject to the provisions of the law, the surviving joint holders alone shall be recognized by the Company as having any title to or interest in the share.

[3]	A joint holder may transfer his joint-ownership in accordance with the provisions of these Articles.

[4]	In case of a shareholder that is a corporate entity under receivership or liquidation, the Company may recognize the receiver or liquidator of such shareholder as having title or interest in such holder’s shares, and in the case of a legally incompetent, the Company may recognize his guardian, or, if such person who is in bankruptcy, his trustee.

(f)	Any person becoming entitled to a share in consequence of the death of a shareholder, upon producing evidence of the grant of probate or letters of administration or declaration of succession, demonstrating that such person is entitled to the shares of the deceased shareholder, may elect either to be registered himself as the holder of the share or, subject to Board of Directors approval in accordance with these Articles, transfer such shares.

8.	Share Certificates

(a)	Each share certificate issued by the Company shall bear the seal of the Company and the signatures of two directors, or the signature of the general manager of the Company and one director or such other person as the Board of Directors may designate.

(b)	Each shareholder shall be entitled to receive from the Company, within six months from the date of issuance or registration of transfer, one share certificate in respect of all of the shares registered in his name and fully paid up, or, if approved by the Board of Directors, several share certificates, each for one or more of such shares.

(c)	Each share certificate shall denote the serial numbers of the shares represented thereby and any other detail that the Board of Directors may deem important or that must be denoted in accordance with the law.

(d)	A share certificate denoting two or more persons as joint owners of the shares represented thereby shall be delivered to the person first named on the Register of Shareholders in respect of such joint ownership, and the Company shall not be obligated to issue more than one certificate to all joint holders; a certificate delivered to any one of the joint holders shall be deemed to have been delivered to all of them.

(e)	A share certificate defaced, lost or destroyed may be replaced upon furnishing of evidence to the satisfaction of the Board of Directors, proving such defacement, loss or destruction and subject to the submission to the Company of securities against all possible damages as the Board of Directors may think fit, and all against payment, if imposed.

(f)	The Company may issue share warrants in place of registered shares. Where a share warrant is issued in place of a share registered under a person’s name, the share shall be registered in the Register of Shareholders as a bearer share, and the name of the shareholder shall be removed from the Register of Shareholders.

(g)	A shareholder in lawful possession of a share warrant may return the warrant to the Company for the purpose of its cancellation and conversion into a share registered under his name; upon cancellation, the name of the shareholder shall be entered in the Register of Shareholders, noting the number of shares registered under his name.

9.	Transfer and Transmission of Shares

(a)	No transfer of shares of the Company shall be entered in the Register of Shareholders except subject to one of the alternatives stipulated in Section 299 of the Companies Law, as provided in Article 36(d) herein.

(b)	A deed of transfer with respect to a share of the Company shall be signed by the transferor and the transferee, and the transferor shall be deemed the shareholder as long as the transferee has not been entered in the Register of Shareholders with respect to the transferred share.

(c)	The deed of transfer shall be in the following form or in any form as similar to the following as possible, or in any other form as may be approved by the Board of Directors:

I, , of (“Transferor”), in consideration of the sum of NIS , do hereby transfer to the (“Transferee”) shares, nominal value NIS each, numbered to , inclusive, of B Communications Ltd.., to hold unto the transferee, his executors, administrators and assigns, subject to the several conditions on which I held the same immediately before the execution hereof; and I the transferee do hereby agree to take the said shares subject to the conditions aforesaid.

As witness our hands, this day of .

Transferor	Transferee

Witness	Witness

(d)	Together with the deed of transfer, the Company should also receive any other document (including the certificate of the transferred share) as the Board of Directors may require for this purpose. In the event that the transfer is approved, all such documents shall remain with the Company.

(e)	A transfer of shares that have not been fully paid up shall have no effect unless authorized by the Board of Directors. The Board of Directors may, at its absolute discretion and without being required to provide any explanation, withhold its consent to a transfer of shares that have not been fully paid up.

(f)	Every deed of transfer shall be submitted to the Office for registration. Registered deeds of transfer shall remain in the hands of the Company; deeds of transfer that the Board of Directors shall refuse to register due to reasons stipulated in these Articles or by law, shall be returned, upon demand, to the person that submitted them, together with the share certificate (if submitted).

10.	Rights Attached to Shares

In addition to the rights of shareholders as stipulated in Article 5(b) above, each shareholder of the Company shall be entitled to the following:

(a)	Shareholders shall have the right to inspect the following documents of the Company:

[1]	Minutes of the general meetings;

[2]	The Register of Shareholders and the register of substantial shareholders of the Company;

[3]	These Articles, as amended from time to time;

[4]	Any document which the company is required to file under the Law and under any law with the Companies Registry or the Securities Authority, available for public inspection at the Companies Registry or the Securities Authority, as the case may be;

(b)	A shareholder shall be entitled to require from the Company inspection of any document in its possession, indicating for what purpose, in event that the document relates to an act or transaction requiring the consent of the general meeting under the provisions of sections 255 and 268 to 275 of the Law.

(c)	The Company may refuse the request of the shareholder if in its opinion the request was not made in good faith or the documents requested contain a commercial secret or a patent, or disclosure of the documents could prejudice the best interest of the Company in some other way.

11.	Corporate bodies of the Company

(a)	The corporate bodies of the Company are:

[1]	The general meeting of shareholders;

[2]	The Board of Directors;

[3]	The general manager;

The acts and intentions of a company’s corporate body shall be the acts and intentions of the Company.

(b)	The corporate bodies of the Company shall have the following powers:

[1]	The general meeting shall have the powers stipulated in Article 12 herein.

[2]	The Board of Directors shall have the powers stipulated in Article 22 herein.

[3]	The general manager shall have the powers stipulated in Article 29 herein.

(c)	Unless otherwise expressly stated in these Articles, the Board of Directors may delegate any power of the Company that is not assigned to the Board by law or by these Articles, to any other corporate body of the Company.

(d)	The general meeting may assume powers conferred on the Board of Directors and/or any other corporate body of the Company with respect to any matter that is essential for the proper management of the Company and/or any action that in the discretion of the general meeting is required for the best interest of the Company and/or any matter whatsoever provided that such powers are assumed for a period that is required under the circumstances.

(e)	The Board of Directors may assume powers conferred on the general manager with respect to any matter that is essential for the proper management of the Company and/or any action that in the discretion of the Board of Directors is required for the best interest of the Company and/or any matter whatsoever provided that such powers are assumed for a period that is required under the circumstances.

General Meetings

12.	The General Meeting and its Powers

(a)	Resolutions of the company in respect of the following matters shall be passed by the general meeting:

[1]	Revisions of the Articles, as provided in Article 4 above;

[2]	Exercise of the powers of the Board of Directors in the event that the Board of Directors is unable to exercise such powers, as provided in Section 52(a) of the Companies Law or as set forth in Section 11(e) above;

[3]	Appointment of the Company’s auditor, the terms under which he shall be retained and termination of his appointment in accordance with the provisions of Article 32 herein;

[4]	Appointment of outside directors in accordance with the provisions of Section 239 of the Companies Law and Article 20(i) herein;

[5]	Approval of actions and transactions requiring approval of the general meeting in accordance with the law;

[6]	Increase or reduction of the registered share capital, as provided in Article 6 above;

[7]	Merger, in accordance with Section 320(a) of the Companies Law;

(b)	The provisions of the law with respect to the dates on which the general meeting should convene, the method by which it should be convened, the business to be considered at a general meeting, quorum, notices, voting, minutes, etc., shall apply to general meetings, extraordinary meetings and class meetings, unless otherwise expressly stated in these Articles, and in accordance with the provisions of the law.

13.	Annual General Meeting

(a)	The Company shall hold an annual general meeting every year no later than on the expiry of fifteen months from the previous annual general meeting.

(b)	The agenda at an annual general meeting shall include:

[1]	a discussion of the financial reports and of the report of the Board of Directors;

[2]	appointment of directors and setting their remuneration;

[3]	appointment of an auditor;

[4]	any matter included in the agenda by the Board of Directors;

[5]	Any matter that the Board of Directors was requested to include in the agenda by one or more shareholders with at least one percent of the voting rights at the general meeting, provided that it is appropriate to discuss such a matter in the general meeting;

14.	Extraordinary Meetings

(a)	The Board of Directors may resolve to convene an extraordinary general meeting, and shall so convene at the demand of any one of the following:

[1]	two directors or one-quarter of the directors in office;

[2]	one or more shareholders with at least five percent of the issued share capital and at least one percent of the voting rights in the company, or one or more shareholders with at least five percent of the voting rights in the Company.

(b)	The agenda at an extraordinary general meeting shall be fixed by the Board of Directors and shall also include matters in respect of which the convening of the extraordinary general meeting is required under Article 14(a) above, as well as any matter requested by a shareholder as provided in Article 13(b)(5) above.

(c)	In the event that the Board of Directors is required to convene an extraordinary meeting as stipulated in Article 14(a) above, the Board of Directors shall, within twenty one days from receiving such requirement, call the meeting as stipulated below for a date as will be designated in the notice that will be provided to the shareholders in accordance with Article 15 herein.

15.	Notices of General Meetings

(a)	The Company shall designate the date of record with respect to entitlement to receive notices of general meetings and participate and vote at such meetings, in accordance with the Companies Law and the regulations promulgated thereunder.

(b)	Subject to the provisions of Section 69 of the Companies Law, notice of a general meeting of shareholders shall be provided to all eligible shareholders only by publication in two daily Hebrew language newspapers in Israel that have a reasonably-sized readership.

16.	Proceedings at the General Meeting

(a)	The general meeting may discuss any business in accordance with the Law and these Articles, and any matter on the agenda as detailed in the notice calling such meeting.

(b)	The quorum for any shareholders meeting shall include the presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of the voting rights.

(c)	No business shall be considered or determined at a general meeting, unless the requisite quorum is present within half an hour from the time appointed for the general meeting. If within half an hour from the time appointed for the general meeting a quorum is not present, the general meeting shall stand adjourned to the same day one week thereafter, at the same time and place, or to such other time as designated in the notice for such meeting (“Adjourned Meeting”).

(d)	If within half an hour from the time appointed for the Adjourned Meeting a quorum as stipulated in Article 16 (b) is not present, any number of shareholders present shall represent a quorum.

(e)	Notwithstanding the provisions of Article 16(d) above, if a general meeting is convened following demand of shareholders as provided in Article 14(a)(2) above or in accordance with Section 64 of the Law, the Adjourned Meeting shall take place only if there are present at least the number of shareholders required to convene a meeting as provided in Article 14(a)(2) above.

(f)	A general meeting in which a quorum is present may resolve to adjourn the meeting or the discussion or the vote on a matter included in the agenda to such other time and place as it may determine; only matters that were on the agenda and in respect of which no resolution was passed shall be discussed at the adjourned meeting.

(g)	If a general meeting is adjourned as stipulated in Article 16(f) above for more than twenty one days, notices for the adjourned meeting shall be given in accordance with Article 15 above.

(h)	If a general meting is adjourned without changing the agenda for no more than 21 days, notices and invitations for the adjourned meeting shall be given as soon as possible and in any event no later than seventy two hours before the time designated for the Adjourned Meeting; such notices and invitations shall be made in accordance with Sections 67 and 69(a) of the Companies Law, mutatis mutandis.

17.	Chairman of the General Meeting

(a)	The general meeting shall be chaired by the chairman of the Board of Directors or by a person that he has appointed in writing for this purpose, whether in general or for a specific meeting.

(b)	If the Board of Directors has no chair or if he is not present and has not appointed a chairman for the meeting, the meeting shall choose one of the directors present to be the chairman of such meeting, and if none of the directors is present, the meeting shall choose one of the participants to chair the meeting.

18.	Voting at the General Meeting

(a)	Subject and without prejudice to the rights or restrictions attached at any given time to any particular class of shares of the Company, each member shall have the right to one vote for each share that confer voting rights which he holds or with respect to which he acts as proxy. A shareholder shall be entitled to participate in and vote at a general meeting, himself or by proxy, subject to presentation to the Company of evidence of ownership as stipulated in the Articles, as of the date of record designated in the notice of the meeting and in accordance with the Companies Law and the regulations promulgated thereunder.

No holder of Ordinary Shares shall be entitled to participate and vote in any General Meeting (or to be counted as part of the quorum thereat): (i) unless all calls and other sums payable by him in respect of his shares in the Company have been paid, except if the allotment conditions of the shares provide otherwise, and/or (ii) in respect of any Exceptional Holdings, and/or in respect of Undisclosed Holdings as set forth in Article 45.

(b)	A corporation that is a shareholder of the Company may, in accordance with a resolution of its directors or any other managing body of such corporation, empower such person as it may designate to represent it at any general meeting. A person designated as mentioned above may, in accordance with the authorization, exercise the same rights that the represented corporation would have been entitled to exercise.

(c)	In case of a shareholder who is a minor, a conservatee, bankrupt or legally incompetent, or in case of a corporation, if the corporation is in receivership or liquidation, such shareholder may vote through its trustees, receivers, natural or legal guardians, as relevant, and these persons may vote themselves or by proxy.

(d)	If two or more persons are registered as joint owners of any share and are present at and participate in a vote, the vote of the senior amongst the joint owners attending and voting shall be taken into account, and the votes of the other joint holders will be disregarded. For this purpose seniority shall be determined by the order in which the names stand on the Register of Shareholders.

(e)	A shareholder may appoint as proxy a person who is not a shareholder of the Company. The instrument appointing a proxy to participate in and vote at a general meeting on behalf of a shareholder, shall be in writing and signed by the appointing shareholder or by his lawful representative appointed in writing, or, where the appointing party is a corporate entity, the document shall bear binding signatures as required in accordance with the articles of association of such corporate entity. If the appointing entity is a corporate entity, certification by an attorney shall be attached to the instrument appointing the proxy, confirming that the proxy was executed in accordance with the articles of association of the corporation.

(f)	A vote made in accordance with the terms of the proxy shall be valid even if before the vote, the person appointing the proxy died or was declared bankrupt or legally incompetent or canceled the proxy or transferred the share with respect to which the proxy was made, or, in case of a corporation, if a receiver or liquidator was appointed for the corporation, all unless written notice of such change was received at the Office at least one day before the meeting, or, if received at the place designated for the meeting, before the time designated for the meeting.

(g)	A proxy and power of attorney or any other certificate (as relevant) evidencing ownership, or a copy certified by a notary or an attorney, shall be deposited in a place designated for this purpose by the Board of Directors within 48 hours before the general meeting.

(h)	A shareholder holding more than one share shall be entitled to appoint more than one proxy, subject to the following provisions:

[1]	The proxy will specify the class and number of shares with respect to which it is given;

[2]	In the event that the number of share of any given class designated in the proxies made by a single shareholder exceeds the number of shares of such class actually held by such shareholder, all the proxies made by such shareholder with respect to the difference shall be null and void, but the votes with respect to shares held by such shareholder shall remain effective;

[3]	In the event that a shareholder designates a proxy and the proxy instrument does not specify the number or class of shares with respect to which it is given, the proxy shall be deemed to have been made with respect to all of the shares held by such shareholder on the date on which the proxy was deposited with the Company or delivered to the chairman of the meeting, as the case may be. In the event that the proxy is given with respect to a number of shares that is smaller than the number of shares actually held by the appointing shareholder, the shareholder shall be deemed to have abstained from the vote with respect to the balance of the shares, and the proxy shall only be valid with respect to the number of shares stipulated therein.

(i)	The appointment of a proxy (whether for a specific meeting or otherwise) shall be in writing and shall be in the following form or in any other similar form authorized by the Company's Board of Directors, depending on the circumstances:

I, _____________________, of_____________________ , being a shareholder of B Communications Ltd. and entitled to votes, hereby appoint_____________________ of_____________________ , or, in his stead,_____________________ of_____________________ , as my proxy to attend and vote on my behalf at the (annual/extraordinary/adjourned – as relevant) general meeting of the Company to be held on the day of _______, ______ and at any adjournment thereof.

Neither the holding nor the voting of the shares to which this proxy relates requires the approval of the "Ministers" pursuant to the Communications Law or the Communications Order and are not considered “Exceptional Holdings”, as these terms are defined in the Company’s Articles of Association.

Signed this __ day of ________, _____.

_____________________ .”

(j)	Subject to the provisions of applicable law, the Secretary of the Company may, in his discretion, disqualify proxies, proxy cards, written ballots or any other similar instruments, and notify the shareholder who submitted such proxy, proxy card, written ballot, authorization or similar instrument, in the following cases:

[1]	If the Secretary reasonably suspects that they are forged;

[2]	If the Secretary reasonably suspects that they are falsified, or given with respect to shares for which one or more proxies or written ballots have been given and not withdrawn; or

[3]	If there is no indication on such proxy, proxy card, written ballot or similar instrument as to whether or not the holdings in the Company or the vote of such shareholder require the approval of the Ministers pursuant to the Communications Law or the Communications Order or are regarded as Exceptional Holdings.

19.	Resolutions at the General Meeting

(a)	Any proposed resolution put to vote at a general meeting shall be decided by a show of hands.

(b)	Resolutions at the general meeting, including with regard to mergers, shall be decided by an ordinary majority, subject to the provisions of the law that require a special majority.

(c)	A declaration by the chairman of the general meeting that a proposed resolution has been unanimously adopted or rejected, or carried by a particular majority, shall constitute a prima facie evidence of the adoption or rejection, respectively, of same resolution.

Board of Directors

20.	Number and Appointment of the Directors

(a)	The number of the members of the Board of Directors shall be as determined from time to time by the general meeting, provided however that the Board of Directors (including outside directors) shall consist of not less than two nor more than ten directors. At least two of the members of the Board of Directors shall be outside directors.

(b)	Except for outside directors, the directors of the Company shall be appointed by an Ordinary Resolution at the annual general meeting and shall remain in office until the end of the following annual general meeting; however, as long as no other director has been appointed in their stead, presiding directors shall remain in office, unless their office is vacated by operation of law or in accordance with these Articles.

(c)	The Company shall only appoint as directors such persons who are competent to serve as directors in accordance with the law.

(d)	Subject to the provisions of the law, a director may hold another office under or may be engaged by the Company, whether with or without remuneration, or under or by any other company in which the Company holds shares or any other interest, and may enter into any contract with the Company whether as buyer, seller or otherwise, and no such contract or any other contract or agreement executed by or on behalf of the Company and from which any benefit arises to the director shall be undermined [because of this reason alone], nor shall any director owe the Company any explanation regarding any profit arising from such office, engagement, contract or agreement, only because he is a director or because of the fiduciary relationship in connection therewith, provided that the director has complied with the provisions of the law regarding a personal interest.

(e)	[Reserved].

(f)	A director whose term terminates, can be reappointed.

(g)	In the event that the office of a director is vacated, regardless of the reason, the directors in office may appoint another director for the vacancy, and such director shall serve in office until the end of the term that his predecessor would have served if his office were not vacated. As long as the number of directors does not exceed the maximum permissible number, the directors may appoint additional directors up to the maximum; such appointment shall be in force until the next general meeting at which directors are appointed.

(h)	The Company may approve the appointment of a director such that his term shall commence at a later time than the appointment.

(i)	Outside directors shall be appointed in accordance with the law. Without prejudice to the foregoing, the Company may approve the appointment of an outside director for two additional three-year terms, in accordance with the provisions of the law.

(j)	A director may appoint an alternate, all in accordance with the provisions of Section 237 of the Law. Alternate directors shall be subject to the provisions of the Law and the provisions of these Articles that apply to directors of the Company, and the office of an alternate director shall be vacated under the circumstances set forth by law or in these Articles that would cause the office of the appointing director to terminate.

(k)	The office of a director other than an outside director shall be vacated, ipso facto, under any of the circumstances set forth in Section 228(a) of the Law, and on any of the following events:

[1]	On his death.

[2]	On the date he is declared legally incapacitated

[3]	Without prejudice to the above, the general meeting shall be entitled to remove any director from office by an Ordinary Resolution, all subject to applicable law. The Board shall be entitled to remove from office any director appointed by the board.

The provisions of Article 20(b) and 20(k)(3) above shall not be modified without the prior written consent of the Israeli Minister of Communications.

21.	Remuneration of Directors

(a)	No director shall be paid any remuneration by the Company for his services as director unless otherwise will be prescribed by the Company. Each director shall be entitled to reimbursement of his reasonable travel and other expenses incurred in the course of his duty as a director including expenses in relation to participation in Board of Directors meetings.

(b)	A director who provides the Company with special services or exerts special efforts for one of the Company's purposes, shall be entitled to remuneration by the Company in an amount to be prescribed by the Company, and this remuneration shall be added to or come instead of the fixed remuneration, if any.

(c)	Outside directors shall be entitled to remuneration and reimbursement as provided by law. Without prejudice to the above, consideration shall not include the grant of an exemption, an undertaking to indemnify, or insurance pursuant to the provisions of the law and of these Articles, as provided in Article 31 herein.

22.	Powers of the Board of Directors

(a)	Without derogating from the powers conferred on the Board of Directors under these Articles, the Board of Directors shall outline the policy of the company and shall supervise the performance of the functions and acts of the general manager, and:

[1]	shall determine the Company’s plans of action, principles for funding them and the priorities between them;

[2]	shall examine the Company’s financial status, and shall set the credit limits that the Company be entitled to operate;

[3]	shall determine the organizational structure of the Company and its wage policy;

[4]	may resolve to issue debenture series;

[5]	shall be responsible for preparing financial reports and certifying them;

[6]	shall report to the annual general meeting on the position of the Company’s affairs and on the outcome of its business activities as provided in Section 173 of the Companies Law;

[7]	shall appoint and remove the general manager;

[8]	shall decide on acts and transactions requiring its approval pursuant to the provisions of Sections 255 and 268 to 275 of the Companies Law;

[9]	may issue shares and securities convertible to shares up to the limit of the registered share capital of the Company, in accordance with the provisions of Article 6(g) above;

[10]	may resolve to effect a distribution as provided in Article 33 herein;

[11]	shall give its opinion on special tender offers as provided in Section 329 of the Companies Law;

[12]	shall designate the minimum number of directors that must have accounting and financial expertise, in accordance with Section 240 of the Companies Law; the Board of Directors will designate such minimum number taking into account, among other things, the type and size of the Company, and the scope and complexity of its operations, and subject to the number of directors stipulated in the Articles.

(b)	The powers of the Board of Directors under Articles 22(a)(1) through 22(a)(12) may not be delegated to the general manager, except as provided in Section 288(b)(2) of the Companies Law.

(c)	Without prejudice to the powers conferred on the Board of Directors by law or in accordance with these Articles, the Board of Directors is hereby granted additional powers, as follows:

[1]	To appoint any person, persons or corporation to hold in trust for the Company any asset of the Company or in which the Company has an interest, or for any other purpose, and to perform and effectuate all actions and things required in connection with such trust, and see to the payment of such trustee or trustees;

[2]	To open, manage, defend, settle or abandon any litigation initiated by or against the Company or its officials or otherwise relating to Company matters, and to settle with regard to or extend the timetable for the payment or satisfaction of any debt, claims or demands owing by or to the Company;

[3]	Submit to arbitration any claim or demand by or against the Company;

[4]	Appoint, and, at the discretion of the Board of Directors, remove or suspend the general manager, any officer, other employee or representative, whether employed on a permanent or temporary basis or for special services, as the Board of Directors may from time to time determine, and to define their authorities and responsibilities and their remuneration, and to require assurances, under such cases and of such amounts as the Board of Directors may deem fit.

[5]	The Board of Directors may, on an ad hoc or permanent basis, authorize the general manager to appoint officers and other employees, define their authorities and responsibilities and determine their remuneration and terms of employment.

[6]	At any time and from time to time, the Board of Directors may appoint, under a power of attorney, any person to be the representative of the Company for such purposes and with such powers, authorities and discretion (not to exceed such powers, authorities and discretion granted to the Board of Directors under these Articles) and for such period and subject to such terms as the Board of Directors may deem fit from time to time, and any such appointment may, if the Board of Directors so deems fit, be conferred on the members of any local Board of Directors that is established or any member of such Board of Directors, or to any company or its members, its Board of Directors, its representatives, or the managers of any company or firm or to any person designated by any company or firm or in any other way to any group of persons appointed by the Board of Directors, whether appointed directly or indirectly.

[7]	The Board of Directors may appoint an attorney or attorneys in Israel or abroad to represent the Company before any court, arbitrator, judicial and quasi-judicial bodies, local and central government agencies and offices in Israel and abroad, and grant such attorney such powers as the Board of Directors may deem appropriate, including the power to delegate his powers, in full or in part, to another person or persons. The Board of Directors may delegate this power to the general manager on an ad hoc or permanent basis.

[8]	From time to time and at its discretion, the Board of Directors may secure and borrow any amount of money in such manner and under such terms and timetable as it may deem fit, including by issuance of debentures or debenture series, whether secured or otherwise, or by creating a mortgage, pledge or any other security interest over the enterprise or any or all of the Company assets, whether in existence at such time or in the future, including the share capital on which calls have not yet been made and share capital on which calls have been made but which has not yet been paid up.

23.	Chairman of the Board of Directors

(a)	The Board of Directors will elect one of its member as chairman of the Board of Directors.

(b)	The chairman of the Board of Directors shall be elected by the directors at the first Board of Directors meeting after the annual general meeting or after the Board of Directors meeting at which he was appointed to serve as a director, and shall serve as chairman of the Board of Directors as long as the Board of Directors has not otherwise resolved or until he no longer serves as a director.

(c)	The chairman of the Board of Directors shall not have an additional or casting rate at a meeting of the board.

24.	Convening the Board of Directors

(a)	The Board of Directors shall meet according to the needs of the Company, and in any event at least once every three months.

(b)	The Chairman of the Board of Directors may convene a meeting of the Board of Directors at any time, and shall do so at the demand of any of the following:

[1]	Two directors;

[2]	One director – under the circumstances set forth in Section 257 of the Law;

(c)	Without prejudice to the foregoing, the Chairman of the Board of Directors shall convene the Board of Directors in the event that Board of Directors action is required subsequent to a notice or report by the general manager in accordance with Section 122(d) of the Law, or a report by the Company’s auditor in accordance with Section 169 of the Law.

(d)	Where a meeting of the Board of Directors is not convened within fourteen days of the date of demand as provided in Article 24(b) above, or of the date of notice or report of the general manager or the auditor pursuant to Article 24(c) above, each of the persons enumerated in such Articles may convene a meeting of the Board of Directors to discuss the matter specified in the demand, notice or report, as the case may be.

(e)	Notice of a meeting of the Board of Directors shall be delivered to all members at a reasonable time prior to the date of the meeting.

(f)	Such notice shall be delivered to the address of each director as made known to the Company in advance, and it shall state the date of the meeting and the place at which it will convene, as well as a reasonably detailed statement of all of the matters on the agenda.

(g)	Notwithstanding the provisions of Article 24(e), in urgent cases, the Board of Directors may be convened to meet without notice, by the consent of a majority of the directors.

25.	Meeting of the Board of Directors

(a)	The agenda for meetings of the Board of Directors shall be determined by the chairman of the Board of Directors and shall include matters determined by the chairman of the Board of Directors, matters determined as provided in Articles 24(b) and 24(c) above, any matter that a director or the general manager requests the chairman of the Board of Directors to include in the agenda, at a reasonable time prior to the convening of a meeting of the Board of Directors.

(b)	The chairman of the Board of Directors shall direct the meetings of the Board of Directors. Where the chairman of the Board of Directors is not present at the meeting, the Board of Directors shall elect another of its number to direct the meeting and to sign the minutes of the meeting.

(c)	The Board of Directors may hold meetings using any means of telecommunication such that all directors participating in the meeting can hear each other simultaneously.

(d)	The Board of Directors may pass resolutions even without actually convening, provided that all of the directors entitled to participate in the discussion and vote on the matter brought up for resolution have agreed not to convene for this matter.

(e)	Where resolutions are passed in accordance with the provisions of Article 25(d) above, the chairman of the Board of Directors shall prepare and sign minutes of the resolutions, including the resolution not to convene.

(f)	The chairman of the Board of Directors shall be responsible for the implementation of these provisions.

(g)	A majority of the members of the Board of Directors shall constitute a quorum.

(h)	Any meeting of the Board of Directors in which a quorum is present may exercise all the powers, powers of attorney and discretions conferred at such time on or generally exercised by the Board of Directors.

26.	Voting at the Board of Directors

(a)	Each director shall have one vote at meetings of the Board of Directors.

(b)	Resolutions of the Board of Directors shall be passed by ordinary majority; the chairman of the Board of Directors shall not have an additional vote.

(c)	A director, in his capacity as such, shall not be party to a voting agreement, and a voting agreement shall be considered to be a breach of fiduciary duty.

(d)	Minutes approved and signed by the director who chaired the meeting shall serve as prima facie evidence of its contents.

27.	Committees of the Board of Directors

(a)	The Board of Directors may appoint subcommittees. Only directors of the Company may serve as members of subcommittees to which the Board of Directors has delegated any of its powers. Advisory subcommittees may include also non-directors as members (“Subcommittee”).

(b)	A resolution passed or an act done by a Subcommittee in accordance with powers delegated by the Board of Directors, shall be considered as a resolution passed or an act done by the Board of Directors.

(c)	Subcommittees shall provide reports on a current basis to the Board of Directors regarding their resolutions or recommendations.

The Board of Directors shall be informed of resolutions or recommendations of a Subcommittee that requires Board approval, a reasonable time before the discussion by the Board of such resolutions or recommendations.

(d)	Articles 24 through 26 shall apply, mutatis mutandis, to the convening of meetings of Subcommittees and the proceedings at such meetings.

(e)	The Board of Directors may not delegate its powers to a Subcommittee with regard to the following matters:

[1]	determining the Company’s general policy;

[2]	distribution, as defined in Section 1 of the Law, unless in respect of purchase of shares of the Company in a framework outlined by the Company in advance;

[3]	determining the position of the Board of Directors in respect of a matter requiring approval of the general meeting or the giving of an opinion as provided in section 329 of the Law;

[4]	appointing directors, if the Board of Directors is entitled to so appoint;

[5]	issuance or grant of shares or securities convertible into shares or realizable as shares, or debenture series, except as set forth in Section 288(b) of the Law;

[6]	Approval of financial reports;

[7]	approval of transactions and acts requiring the approval of the Board of Directors pursuant to the provisions of sections 255 and 268 to 275 of the Law.

With respect to the foregoing matters, the Board of Directors may only appoint advisory committees.

(f)	The Board of Directors may abrogate the resolution of a Subcommittee appointed by it; however, such abrogation shall not prejudice the validity of a resolution of a Subcommittee pursuant to which the Company has acted towards another person who was unaware of the abrogation.

28.	Audit Committee

(a)	The Board of Directors shall appoint from its members an audit committee, and the provisions of Article 27 shall apply thereto, mutatis mutandis.

(b)	There shall be no less than three members of the audit committee, and its members shall be appointed in accordance with the provisions of Section 115 of the Law.

(c)	The internal auditor of the Company shall receive notices of the holding of meetings of the audit committee and shall be entitled to take part in them. The internal auditor may request that the chairman of the audit committee convene the committee to discuss such matter as he may specify in his request, and the chairman of the audit committee shall convene the committee within a reasonable time from the date of the request, if he finds reason to do so.

(d)	A notice of the holding of a meeting of the audit committee at which a matter relating to the audit of financial reports is to be dealt with shall be sent to the auditor who may participate in the meeting.

(e)	The audit committee will locate defects in the company’s business administration, inter alia by consulting with the Company’s internal auditor or with the auditor, and to make proposals to the Board of Directors regarding ways of correcting such defects. The audit committee will also decide whether to approve acts and transactions requiring the approval of the audit committee under sections 255 and 268 to 275 of the Law. In addition, the audit committee will perform all such additional duties as set forth in Section 117 of the Companies Law.

29.	General Manager

(a)	The Board of Directors may, from time to time, appoint one or more persons, whether or not directors, as general manager(s) of the Company, either for a definite period or without any limitation of time, and may from time to time, and subject to the terms of any agreement that may be executed between such general manager(s) and the Company, remove him or them from office and appoint another or others in his or their stead.

(b)	The general manager shall be liable for the current administration of the affairs of the Company, within the scope of the policies determined by the Board of Directors, and subject to its supervision. The general manager shall have all managerial and executive powers granted by law or in these Articles, all managerial and executive powers not granted by law or by these Articles to any other corporate body of the Company, and any other power delegated by the Board of Directors.

(c)	The general manager shall provide the Board of Directors reports of the Company’s routine operations. Such reports will be of such scope and shall be made at such times as directed by the Board of Directors.

(d)	The remuneration and other terms of the general manager shall be determined by the Board of Directors from time to time, subject to the terms of any agreement executed between him and the Company and subject to the provisions of the law, and may be paid as a salary, as a commission based on dividends, profits or turnover, or as a percentage of the profits, or any combination thereof. Where the law requires approval of the general meeting for an agreement with an officer, any such agreement shall be subject to such approval.

(e)	Subject to the provisions of the law, and in particular Section 92 of the Companies Law, the Board of Directors may from time to time delegate to the person acting as general manager at such time, the powers conferred on it in accordance with these Articles, at the discretion of the Board of Directors, and may delegate powers that shall be exercised for such purposes and needs and in such times and under such restrictions as the Board of Directors may deem appropriate. The Board of Directors may determine that powers delegated to the general manager shall be exercised exclusive by the general manager or by both the general manager and the Board of Directors, and may from time to time cancel, change and replace any or all of these powers.

(f)	The general manager may, subject to Board of Directors approval, delegate some of its powers to another person reporting to him.

(g)	The general manager shall provide the Board of Directors reports of the Company’s routine operations. Such reports will be of such scope and shall be made at such times as directed by the Board of Directors. The chairman of the Board of Directors may, at his initiative or by resolution of the Board of Directors, require the general manager to provide a report regarding the business of the Company.

30.	Officers of the Company

The Board of Directors may from time to time appoint and remove, and, subject to the provisions of the law and Article 23(c)(5) above, authorize the general manager on an ad hoc or permanent basis to appoint other officers and other employees, define their authorities and responsibilities and fix their remuneration and terms of employment.

31.	Liability Insurance, Indemnity and Exemption

(a)	Subject to the provisions of the Companies Law, the Company may enter into a contract to insure the liability of an officer for an obligation imposed upon him due to an act or omission performed by him by virtue of his being an officer, in any of the following instances:

[1]	breach of duty of care towards the Company or towards any other person;

[2]	breach of the duty of loyalty to the Company, while acting in good faith and having reasonable cause to assume that such action would not prejudice the interests of the Company;

[3]	a financial obligation imposed on him in favor of another person;

[4]	expenses, including reasonable litigation expenses and legal fees, incurred by an officer as a result of an Administrative Proceeding instituted against the officer.

[5]	payments to an injured party imposed on the officer pursuant to Section 52ND(a)(1)(a) of the Securities Law.

In the event that the insurance contract covers the liability of the Company as well, the officer shall have precedence over the Company in collecting the insurance payments.

(b)	Subject to the provisions of the Companies Law, the Company may indemnify an officer for a liability or an expense as detailed in below, imposed or incurred by him in such capacity:

[1]	any financial obligation imposed on him in favor of another person by, or expended by him as a result of, a court judgment, including a settlement or an arbitrator’s award approved by court;

[2]	all reasonable litigation expenses, including attorneys’ fees, expended by the officer - (i) due to an investigation or a proceeding instituted against him by an authority qualified to administrate such investigation or proceeding, where such investigation or proceeding is “concluded without the filing of an indictment against the officer” (as defined in the Companies Law) and “without any financial obligation imposed on the officer in lieu of criminal proceedings” (as defined in the Companies Law), or that is concluded without indictment of the officer but with a financial obligation imposed on him in lieu of criminal proceedings with respect to a crime that does not require proof of mens rea (criminal intent), or - (ii) in connection with a monetary sanction ("Itzum Caspi") .

[3]	all reasonable litigation expenses, including attorneys’ fees, expended by an officer or charged to him by a court, in a proceeding instituted against him by the Company or on its behalf or by another person, or in any criminal proceedings in which he is acquitted, or in any criminal proceedings of a crime which does not require proof of mens rea (criminal intent) in which he is convicted.

[4]	The Company may covenant to indemnify prospectively, as set forth in Section [1] above, provided, however, that such indemnification will be limited to matters which are deemed by the Company’s Board of Directors, based on the activity of the Company at the time of the covenant, to be foreseeable, and to an amount or criteria that the Board of Directors has determined as reasonable under the circumstances and in any event in an aggregate amount for all officers of the Company not to exceed 25% of the Company’s equity (on a consolidated basis) according to the Company's consolidated financial statements most recently published prior to the date of the indemnification payment, and provided further that the covenant to indemnify shall state the events that in the opinion of the Board of Directors are foreseeable given the Company’s actual activity at the time of the covenant and the amount or criteria that the Board of Directors has determined to be reasonable under the circumstances; with respect to events enumerated in Sections [2] and [3] above, the Company may also agree to provide indemnification retroactively; and all in accordance with Section 260(b) of the Law.

[5]	expenses, including reasonable litigation expenses and legal fees, incurred by an officer as a result of an Administrative Proceeding instituted against the officer.

[6]	payments to an injured party pursuant to Section 52ND(a)(1)(a) of the Securities Law.

(c)	The foregoing shall not limit the Company in any way with regard to engaging in an insurance or indemnification agreement:

[1]	With respect to persons who are not officers of the Company, including employees, contractors or consultants of the Company;

[2]	With respect to officers of the Company – to the extent such insurance or indemnification are not expressly prohibited by law.

(d)	Subject to the provisions of the Law, the Company may, before the event, fully or partially exempt an officer from liability with respect to the breach of the duty of care.

(e)	Notwithstanding the provisions of Section [d] above, the Company may not, before the event, exempt a director from his liability with respect to breach of the duty of care in distribution (as defined in the Companies Law).

32.	Internal Auditor and Auditor

(a)

[1]	The Board of Directors shall appoint an internal auditor at the proposal of the audit committee.

[2]	The internal auditor shall report to the chairman of the Board of Directors.

[3]	The internal auditor shall submit a proposal for an annual or periodic work plan to the audit committee, which shall approve it subject to such amendments as they see fit.

[4]	The internal auditor shall submit a report of his findings to the chairman of the Board of Directors, to the general manager and to the chairman of the audit committee; a report relating to matters audited pursuant to section 150 of the Law shall be provided to whoever charged the internal auditor with carrying out the audit.

[5]	The office of an internal auditor shall not be terminated except in accordance with the provisions of Section 153 of the Law.

(b)

[1]	The general meeting shall appoint an auditor for the Company. The auditor shall continue to serve until the end of next annual meeting after the annual meeting that appointed him. The general meeting may appoint an auditor to serve as such for longer than a year, all subject to the provisions of Section 154(b) of the Law.

[2]	The Company may appoint several auditors to perform the audit jointly.

[3]	The auditor’s fees shall be fixed by the general meeting appointing the auditor, or, if the general meeting did not fix the fees or has authorized the Board of Directors to do so, by the Board of Directors. The Board of Directors shall fix the auditor’s fees with respect to other services provided to the Company. The Board of Directors shall report to the general meeting of the terms of engagement of the auditor with respect to additional services, including payments and obligations of the Company toward the auditor.

33.	Distribution, Dividend Distribution and Bonus Shares

(a)	Distribution, dividend distribution and issuance of bonus shares shall be made in accordance with the provisions of the Law and these Articles, as follows:

[1]	The Board of Directors may resolve to make a distribution, distribute dividend or issue bonus shares.

[2]	Dividend distribution to shareholders of the Company shall be made to all shareholders pro rata to the nominal value of each share, unless these Articles, as amended, expressly stipulate preferences with respect to dividend distribution.

[3]	The Board of Directors may deduct from any dividend or other moneys payable to any shareholder in respect of a share any and all sums of money then payable by him to the Company in respect of such share, whether or not such payment by the shareholder has already become due.

(b)	The Company may issue redeemable securities, all subject to the provisions of Section 312 of the Law and as will be determined in the terms of issuance of such redeemable securities. The power to issue redeemable securities is conferred upon the Board of Directors.

(c)	The Board of Directors may, as it deems useful and appropriate, appoint trustee or notables to hold in trust dividends, shares or other benefits of any kind uncollected over a certain period of time by holders of bearer shares or by registered shareholders who did not notify the Company of a change of address and did not contact the Company to collect such dividend, shares or benefits, over such period of time. Such notables or trustees shall be appointed in order to liquidate, collect or receive such dividends, shares and benefits, and execute unissued shares offered to the shareholders, but will not be entitled to transfer, assign or vote the shares with respect to which they were appointed or to transfer or assign any such benefits that they hold in trust. The terms of any such trust or appointment of notables shall stipulate that upon the first demand by a share with respect to which such trustee or notables were appointed, they shall return the relevant share and all the benefits held in trust to such shareholder or to any other person as the Company may instruct. All actions and arrangements effected by such trustees or/and any agreement between them and the Board of Directors shall be binding upon all the relevant parties.

(d)	The Board of Directors may from time to time determine the method of payment of dividend or distribution of bonus shares or any other benefits, and the arrangements with respect thereto, both to holders of registered shares and to holders of bearer shares. Without prejudice to the above, the Board may effect payment of any dividend or moneys with respect to shares, by delivery of check by mail to the shareholder's address as entered in the Register of Shareholders.

34.	Calls on Shares

(a)	The Board of Directors may, from time to time, at its discretion or subject to the terms stipulated upon issuance of the relevant shares, make calls upon shareholders to perform payment of any amount of the consideration of their shares not yet paid, provided that such shareholders receive at least fourteen days' notice for each call. Each shareholder shall pay to the Company the amount of every call so made upon him at the time(s) and place(s) designated in such call.

(b)	The joint holders of a share shall be bound jointly and severally to pay all calls and installments in respect thereof.

(c)	The shareholder or the person to whom the share was issued shall owe the Company indexation and interest, as will be determined by the Board of Directors, with respect to any amount not paid when due. Interest will accrue from the date designated for payment and until actual payment. The Board of Directors may waive indexation or interest in full or in part.

(d)	Any sum which by the terms of issuance of a share becomes payable upon issuance or at a fixed date, whether on account of the nominal value of the share or by way of premiums, shall for the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of the issuance the same become payable, and in the event of default, all of the provisions of these Articles with respect to indexation, interest and costs, forfeiture, etc., and all the other relevant provisions hereof shall apply, as if such sum had been payable by virtue of a call duly made and notified.

(e)	The Board of Directors may, if it deems fit, receive from any shareholder willing to advance the same, all or any part of the moneys uncalled and unpaid upon any shares held by him, and may, as may be agreed between the Board of Directors and the shareholder, pay such shareholder, in addition to any dividend (if any) paid with respect to the paid-up portion of the share with respect to which early payment has been made, interest and indexation with respect to such early payment or to any portion thereof exceeding the amount which at any given time has been called.

35.	Forfeiture

(a)	In the event that any shareholder (“Debtor”) fails to pay when due any amount payable pursuant to a call in accordance with the provisions of Article 34 above, the Board of Directors may at any time thereafter resolve that any of the shares with respect to which the Debtor has received the call shall be forfeited.

(b)	In accordance with the provisions of the law, forfeiture of a share shall, cause all rights in the Company and all demands toward it with respect to such share to terminate, ipso facto.

(c)	Forfeiture will extend to any dividend with respect to such share, unpaid before forfeiture, even if already declared.

(d)	A forfeited share may be sold, reallocated or otherwise disposed of on such terms and in such manner as the Board of Directors may deem fit, with or without any amount paid or deemed to have been paid on the share. Until sold, forfeited shares shall be dormant, as defined in Section 308 of the Law.

(e)	In the event that the proceeds of the sale of forfeited shares exceeds the consideration owed by the Debtor, the Debtor shall be entitled to the difference, provided that the amount retained by the Company shall not be less than the full consideration owing by the Debtor plus the cost of the sale.

(f)	The Board of Directors shall be entitled, although not obligated, at any time to collect forfeited money or any part thereof.

36.	Register of Shareholders

(a) The Company shall maintain a shareholders’ register, which will include the following details:

[1]	The name, identity number and address of each shareholder, as provided to the Company;

[2]	The number and class of shares held by each shareholder, noting the nominal value of such shares, and if any amount is still due with respect to any share – such amount should also be noted;

[3]	The date of issuance or transfer of the shares to the current shareholder, as relevant;

[4]	If the shares have serial numbers, the Company shall, next to the name of each shareholder, note the serial numbers of his shares;

(b)	In the event that the Company has dormant shares, as stated in Section 308 of the Law, the Register of Shareholders shall also note the number of dormant shares and the date on which they became dormant, all based on the information available to the Company. The Register of Shareholders should also specify the number of shares of the Company that, in accordance with Section 309(b) or 333(b) of the Law, do not grant voting rights, and the date on which they because shares of this kind.

(c)	In the event that the Company maintains an additional register of shareholders, as provided in Article 37 herein, and in the event that the shares registered there have serial numbers, such serial numbers shall be registered in the additional register.

(d)	The Company shall alter the registration of ownership of shares in the Register of Shareholders as provided in section Article 36(a), in each of the following circumstances:

[1]	a deed of transfer of the share was delivered to the Company, signed by the transferor and the transferee, and any requirements of the Articles, the Communications Law, the Communications Order, so long as the Communications Order applies to the Company, with respect to the transfer of shares have been complied with;

[2]	a court order requiring the amendment of the Register of Shareholders was delivered to the Company;

[3]	it has been proven to the Company that the legal conditions (including under the Articles, the Communications Law and the Communications Order, so long as the Communications Order applies to the Company) for assigning the right have been satisfied;

[4]	any other condition that is sufficient under the Articles, the Communications Law, the Communications Order, so long as the Communications Order applies to the Company, for registration of a change in the Register of Shareholders has been satisfied.

(e)	The Company may close the Register of Shareholders for a reasonable time, not to exceed 30 days, as may be designated by the Board of Directors. The Company shall publish notice of closing the Register of Shareholders at least 7 days ahead of time.

37.	Register of Substantial Shareholders and Additional Register of Shareholders outside Israel

(a)	Reports received by the Company pursuant to the Securities Law relating to the holdings of substantial shareholders of shares in the Company shall be kept in the register of substantial shareholders.

(b)	The Company may keep an additional register of shareholders outside of Israel, subject to the provisions of Section 138 of the Law.

38.	Stamp, Seal and Signature Rights

(a)	The Company may designate a seal or rubber stamps, and the Board shall provide for their safe custody;

(b)	The Board of Directors may authorize any person to sign on behalf of and act in the name of the Company, and the actions and signature of such person shall be binding upon the Company, provided that such actions and signature are not ultra vires;

(c)	The Board of Directors may use and maintain a seal for use outside of Israel, and instruct as to how it is to be used.

39.	Accounts

The Board of Directors shall cause accurate books of accounts to be maintained and financial reports to be published in accordance with Sections 171 through 175 of the Companies Law and in accordance with the provisions of any other applicable law.

40.	Charitable Contributions

The Company may make contributions of reasonable sums to worthy purposes even if such contributions are not made on the basis of business considerations. The Board of Directors shall be authorized to implement this Article.

41.	Minutes

The Company shall keep minutes of the proceedings at the general meeting, class meetings, meetings of the Board of Directors and meetings of Subcommittees, and shall keep them at its registered office or at any other address of which it has notified the Registrar, for a period of seven years from the date of such meeting.

42.	Notices

(a)	Notices and other documents that are to be delivered to any or all of the shareholders can be delivered by the Company to each of the shareholders in person or by duly stamped registered mail, addressed to the registered address of the shareholder in the Register of Shareholders, or by publication of a notice to shareholders or holders of rights of any kind in two daily Hebrew-language newspapers in Israel that have a reasonably-sized readership. Such publication shall be in lieu of personal delivery or delivery by registered mail.

(b)	If two or more persons are joint holders of a share, notices with respect to such share shall be delivered to the person first named on the Register of Shareholders in respect of such joint ownership, and any notice delivered in this manner shall be deemed sufficient. In the alternative, notice can be delivered by publication in two daily Hebrew-language newspapers in Israel that have a reasonably-sized readership.

(c)	Any shareholder registered in the Register of Shareholders, whether according to an address in Israel or abroad, and who from time to time gives the Company notice of an address for notices to be delivered to him, shall be entitled to receive notices in accordance with these Articles at such address. A shareholder shall not be entitled to receive notices at any address except as mentioned above.

(d)	A notice may be given by the Company to the persons entitled to a share in consequence of the death, bankruptcy or legal incompetence of a member, or, in case of a corporation, to the receiver or liquidator, by sending it through the mail by a prepaid letter to the address, if any, supplied for the purpose by the persons claiming to be so entitled, or – until such an address has been so supplied – by giving the notice in any manner in which the same might have been given if the death, bankruptcy, legal incompetence, liquidation or receivership had not occurred

(e)	Any notice or other document delivered or sent by mail shall be deemed to have been received within two business days from dispatch at the post office; proof that a letter containing the notice or document has been addressed to the address according to Company records and has been delivered to the post office with the correct stamp, shall be deemed proof of delivery.

(f)	Subject to the provisions of the law, wherever notice of a certain number of days should be given or where notice should be given that will be effective for a specific period of time, such number of days or period shall be inclusive of the date of delivery.

43.	Liquidation

In the event that the Company is liquidated, whether voluntarily or otherwise, the remaining assets after satisfaction of debt shall be distributed, in accordance with the law and subject to preferred rights that may be attached to shares, according to the following order:

(a)	Repayment of share capital: pari passu, pro rata to the share capital paid up on the nominal value of the shares.

(b)	The remainder: pari passu, pro rata to the share capital paid up on the nominal value of the shares, and for this purpose any uncalled amount shall be deemed to have been paid up, and any amount with respect to which a call has been made and which has not been paid as of the commencement of liquidation, shall not, for the purpose of this distribution, be deemed part of the paid up share capital.

44.	Exceptional Holdings; Compliance with the Communications Law, ~~and~~ the Communications Order and the Control Permit

The following provisions of this Article 44 shall apply for as long as and to the extent that the Communications Order applies to the Company:

(a)	To the extent practicable, the existence of Exceptional Holdings shall be indicated in a Register of Shareholders with a notation that such holdings have been classified as Exceptional Holdings immediately upon the Company’s learning of the same. The Company shall send a notice of any Exceptional Holdings to the registered holder of the Exceptional Holdings and to the Ministers immediately upon the Company becoming aware of such event.

(b)	Exceptional Holdings shall be subject to the provisions of the Communications Order applicable to Exceptional Holdings (including, without limitation, Section 8 thereof), and without derogating from the foregoing, shall not entitle the holder thereof to any rights in respect of such holdings, unless and to the extent that the entitlement of holders to rights in respect of such Exceptional Holdings is permissible under the Communications Order. Therefore, any action taken or claim made on the basis of a right deriving from Exceptional Holdings shall have no effect from the time that the Company becomes aware thereof, except and to the extent that the Communications Order provides otherwise.

Without derogating from the foregoing, unless and to the extent that the Communications Order provides otherwise:

(c)	Exceptional Holdings shall not have any voting rights at a General Meeting. Any shareholder participating in a General Meeting shall certify to the Company prior to the vote or, if the shareholder is voting by a proxy or any similar instrument, on such proxy card or similar instrument, as to whether or not his holdings in the Company or his vote require the approval of the Ministers pursuant to the Communications Law and the Communications Order; in the event that any shareholder does not provide such certification as aforesaid, he shall not be entitled to vote at a General Meeting and his vote shall not be counted for quorum purposes.

(d)	No Director shall be appointed, elected or removed by virtue of Exceptional Holdings. In the event a Director is appointed, elected or removed by virtue of Exceptional Holdings, such appointment, election or removal shall have no effect.

(e)	No Joint Appointment shall be made without the prior written approval of the Ministers, and any such Joint Appointment not approved by the Ministers shall be null and void.

(f)	Without derogating from any other provision of the Communications Order, any person holding such number of shares of the Company that requires approval under the Communications Order, shall notify the Company, Bezeq and the Ministers thereof in writing, no later than 48 hours from the date of acquiring such holding.

(g)	The shareholders of the Company shall at all times comply with the terms of the Communications Law and the Communications Order and, to the extent relevant, with the Control Permit. Nothing herein shall be construed as requiring or permitting the performance of any acts that are inconsistent with the terms of the Communications Law or the Communications Order or the Control Permit. If any of these Articles shall be found to be inconsistent with the terms of the Communications Law or the Communications Order or the Control Permit, the inconsistent provisions of such article shall be null and void, but the validity, legality or enforceability of provisions of other provisions shall not be affected thereby.

45.	Reports by Principal Shareholders

The following provisions of this Article 45 shall apply for as long as the Communications Order applies to the Company:

(a)	Any person who after acquiring, directly or indirectly, shares in the Company becomes a Principal Shareholder, shall, no later than 48 hours after becoming a Principal Shareholder, notify the Company thereof, by written notice specifying the number of the shares held by such Shareholder and the date on which such Shareholder became a Principal Shareholder. The Company shall send a notice to the Ministers of any shareholder becoming a Principal Shareholder within 48 hours of the Company becoming aware of such event

(b)	Any person who ceases to be a Principal Shareholder, shall, no later than 48 hours thereof, notify the Company, in writing, of the date on which such person ceased to be a Principal Shareholder.

(c)	A Principal Shareholder shall notify the Company in writing of any aggregate change in its holdings of shares in the Company amounting to 1% or more of the outstanding share capital of the Company, from the last notice of holdings provided by such Principal Shareholder to the Company, by registered or certified mail, within fourteen (14) days after such change. The Company shall send a notice to the Ministers of such change in the holdings of a Principal Shareholder within 48 hours of the Company becoming aware of such event

(d)	In the event a Principal Shareholder fails to provide the notice required pursuant to the provisions of this Article 45 ("Undisclosed Holdings"), then until such Principal Shareholder notifies the Company of such Undisclosed Holdings pursuant to the provisions of this Article 45, the following provisions shall apply to such Undisclosed Holdings:

(i)	the Principal Shareholder shall not be entitled to any rights in respect of such shares, and the applicable provisions of Section 8 of the Communications Order with regard to

Exceptional Holdings, as may be amended from time to time, shall apply to such

Undisclosed Holdings;

(ii)	In addition, and without derogating from the foregoing, such Undisclosed Holdings shall be deemed “dormant shares” as defined in Section 308 of the Companies Law.

(e)	The provisions of this Article 45 shall not derogate from any other legal duty of a Shareholder to disclose its holdings or beneficial ownership of the Company's shares or Means of Control.